October 31, 1997


                 QUARTERLY REPORT TO THE LIMITED PARTNERS
                      OF DSI REALTY INCOME FUND VI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1997 and 1996, total revenues decreased 0.6% from $656,747 to $652,761 and total expenses increased 15.6% from $348,105 to $402,431. As a result, net income decreased 18.9% from $308,642 for the three month period ended September 30, 1996, to $250,330 for the same period in 1997. The slight revenue decrease can be primarily attributed to a decrease in rental income as a result of lower unit rental rates partially offset by higher occupancy rates. Operating expenses increased approximately $58,600 (19.5%) primarily due to increases in maintenance and repair expenses and salaries and wages. General and administrative expenses decreased approximately $4,300 (8.9%) primarily as a result of a decrease in incentive management fees. Incentive management fees which are based on cash available for distribution, decreased as a result of the decrease in net income. Occupancy levels for the Partnership's six mini-storage facilities averaged 86.7% for the three month period ended September 30, 1997, compared to 85.1% for the same period in 1996. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities.

For the nine month periods ended September 30, 1997, and 1996, total revenues decreased 0.4% from $1,907,844 to $1,900,046 and total expenses increased 10.9% from $1,073,952 to $1,191,538. As a result, net income decreased 15.0% from $833,892 for the nine months ended September 30, 1996, to $708,508 for the same period in 1997. The reason for the decrease in revenues can be primarily attributed to a decrease in late fees as rental income remained constant. Operating expenses increased approximately $109,100 (12.1%) primarily due to increases in yellow pages advertising costs, maintenance and repair expenses and salaries and wages. General and administrative expenses increased approximately $8,500 (5.0%) primarily as a result of an increase in Colorado State Taxes which were levied for the first time, partially offset by a decrease in incentive management fees. Incentive management fees which are based on cash available for distribution, decreased as a result of the decrease in net income.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund VI
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President